UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020.

Commission File Number: 001-39071

ADC Therapeutics SA
(Exact name of registrant as specified in its charter)

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Senior Secured Convertible Notes Issuance

On May 19, 2020, ADC Therapeutics SA received the initial disbursement of senior secured convertible term loans under its previously announced Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”) and issued to Deerfield $65.0 million aggregate principal amount of senior secured convertible notes. The form of the senior secured convertible note is included as Exhibit 99.1 to this Form 6-K.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: May 19, 2020

	By:	/s/ Dominique Graz
	Name:	Dominique Graz
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Senior Secured Convertible Note